Exhibit 99.2

IQM Quantum Computers Plc

Prospectus/Announcement of Prospectus

The Financial Supervisory Authority has approved IQM Quantum Computers Plc’s English-language listing prospectus

IQM Quantum Computers Plc, Stock Exchange Release, July 1, 2026 at 15:55 (EEST)

The Financial Supervisory Authority today approved IQM Quantum Computers Plc’s (“IQM” or the “Company”) English-language listing prospectus in connection with the listing of the Company’s shares on the regulated market of Nasdaq Helsinki Ltd (“Nasdaq Helsinki”).

The English-language listing prospectus is expected to be available on or about July 1, 2026 on IQM’s investor relations website at https://investors.iqm.tech/.

The Company filed a listing application with Nasdaq Helsinki to list the Company’s shares (the “Shares”) on the regulated market of Nasdaq Helsinki on June 29, 2026. Trading in the Shares is expected to commence on the regulated market of Nasdaq Helsinki on or about July 3, 2026, provided that Nasdaq Helsinki approves the Company’s listing application.

For further information, please contact:

Blair Robertson, Vice President, Strategy & Corporate Development

Investor Relations Officer

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers is a global leader in superconducting quantum computing, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, high-performance computing centers, and national laboratories worldwide. IQM’s open and modular architecture enables customers to own, control, and integrate quantum systems directly into their workflows. Founded in 2018 and headquartered in Espoo, Finland, with major operations in Munich, Germany, it has over 400 employees globally and one of the industry’s strongest track records in deployed quantum systems across Europe, Asia, and North America.

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